Exhibit 1

FOR IMMEDIATE RELEASE	3 March 2017

  |  2016 Preliminary Results

∎	Another record year, with strong currency tailwinds, particularly in the second half
∎	Reported billings up 16.0% at £55.245 billion, up 5.5% in constant currency and 3.3% like-for-like
∎	Reported revenue up 17.6% at £14.389 billion, up 3.7% at $19.379 billion, up 3.9% at €17.527 billion and down 7.0% at ¥2.107 trillion
∎	Constant currency revenue up 7.2%, like-for-like revenue up 3.0%
∎	Constant currency net sales up 7.4%, like-for-like net sales up 3.1%
∎	Reported net sales margin of 17.4%, up 0.5 margin points against last year, up 0.2 margin points on a constant currency, up 0.3 margin points on a like-for-like basis, in line with the full year margin target adjusted for the merger with STW Communications Group Limited
∎	Headline EBITDA £2.420 billion, up 20.8%, up 8.0% in constant currency
∎	Headline profit before interest and tax £2.160 billion, over £2 billion for the first time, up 21.8% and up 8.5% in constant currency
∎	Headline profit before tax £1.986 billion, up 22.4% and up 9.1% in constant currency
∎	Profit before tax £1.891 billion, up 26.7%, up 12.5% in constant currency
∎	Profit after tax £1.502 billion, up 20.6%, up 7.2% in constant currency
∎	Headline diluted earnings per share of 113.2p, up 20.9%, up 7.7% in constant currency
∎	Return on equity at 16.2% in 2016, down marginally from 16.3% in 2015 versus a weighted average cost of capital of 6.4% in 2016, also down from 6.7% in 2015
∎	Dividends per share of 56.60p, up 26.7%, reaching the recently targeted pay-out ratio of 50% one year ahead of schedule and up from 47.7% last year
∎	Net debt £4.131 billion at 31 December 2016, an increase of £920 million on same date in 2015, with average net debt in 2016 at £4.340 billion against £3.562 billion in 2015, primarily reflecting the weakness of sterling, although the average net debt to EBITDA ratio remains under 1.8x almost in the middle of the target range
∎	Net new business of £4.360 billion ($6.757 billion) in the year continuing the good overall performance seen in the first nine months, but slower than the previous year
∎	Above budget, but relatively slow start to 2017, with January like-for-like revenue up 1.5% and net sales up 1.2%, against stronger comparatives last year
∎	Including associates and investments, revenue totals over $26 billion annually and people average over 205,000

Key figures

£ million	2016	Δ reported[1]	Δ constant[2]	2015
Billings	55,245	16.0%	5.5%	47,632
Revenue	14,389	17.6%	7.2%	12,235
Net sales	12,398	17.8%	7.4%	10,524
Headline EBITDA[3]	2,420	20.8%	8.0%	2,002
Headline PBIT[4]	2,160	21.8%	8.5%	1,774
Net sales margin[5]	17.4%	0.5	0.3*	16.9%
Profit before tax	1,891	26.7%	12.5%	1,493
Profit after tax	1,502	20.6%	7.2%	1,245
Headline diluted EPS[6]	113.2p	20.9%	7.7%	93.6p
Diluted EPS[7]	108.0p	22.2%	8.5%	88.4p
Dividends per share	56.60p	26.7%	26.7%	44.69p

* Like-for-like margin points, up 0.2 margin points in constant currency

Full Year highlights

∎	Reported billings at £55.245 billion, up 5.5% in constant currency and up 3.3% like-for-like
∎	Revenue growth of 17.6%, with like-for-like growth of 3.0%, 4.2% growth from acquisitions and 10.4% from currency
∎

Like-for-like revenue growth in all regions, led by strong growth in Western Continental Europe and Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, and in all sectors, except data investment management, with particularly strong growth in advertising and media investment management and branding and identity, healthcare and specialist communications (including direct, digital and interactive)

∎

Like-for-like net sales growth at 3.1%, with the gap compared to revenue growth reversing in the second half, as the Group’s investment in technology enhanced the growth of advertising and media investment management net sales and as data investment management direct costs have been reduced

∎

Headline EBITDA of £2.420 billion, up 20.8%, and up 8.0% in constant currency, reflecting currency tailwinds and the reported 17.4% net sales margin, up 0.5 margin points compared with last year, with like-for-like operating costs (up 2.7%) rising less than net sales at 3.1%

∎	Headline PBIT increase of 21.8% to £2.160 billion, over £2 billion for the first time, up 8.5% in constant currency
∎

Net sales margin, a more accurate competitive comparator than revenue margin, up 0.5 margin points to an industry leading 17.4%, up 0.2 margin points in constant currency, up 0.3 margin points like-for-like, in-line with target, adjusted for the merger of STW Communications Group Limited (STW) in April 2016

∎	Exceptional gains of £277 million, largely representing re-measurement gains in relation to the Group’s interest in Imagina and gains on the sale of the Group’s interest in Grass Roots
∎

Headline diluted EPS of 113.2p up 20.9%, up 7.7% in constant currency and reported diluted EPS up 22.2%, up 8.5% in constant currency, reflecting strong like-for-like revenue and net sales growth, margin improvement and acquisitions

∎	Final ordinary dividend of 37.05p up 28.7% and full year dividends of 56.60p per share up 26.7%

1 Percentage change in reported sterling

2 Percentage change at constant currency exchange rates

3 Headline earnings before interest, tax, depreciation and amortisation

4 Headline profit before interest and tax

5 Headline profit before interest and tax, as a percentage of net sales

6 Diluted earnings per share based on headline earnings

7 Diluted earnings per share based on reported earnings

∎	Dividend pay-out ratio of 50% in 2016 versus 47.7% in 2015, effectively one year ahead of the newly targeted dividend pay-out ratio of 50% in 2017
∎

Return on equity[8] down marginally at 16.2% in 2016, compared with 16.3% in 2015, versus a weighted average cost of capital of 6.4% in 2016 and 6.7% in 2015. During 2016 the value of the Group’s non-controlled investments rose by £151 million, to £1.310 billion from £1.159 billion, reflecting the value of its content businesses, primarily Vice and Refinery29, and the Group’s investment in comScore, which merged with Rentrak in the first half of 2016

∎

Average net debt up £382 million, at £4.340 billion compared to last year, at 2016 exchange rates, continuing to reflect the significant net acquisition spend, share re-purchases and dividends of over £1.7 billion in 2016

∎

Creative and effectiveness domination recognised yet again in 2016 with the award of the Cannes Lion to WPP for most creative Holding Company for the sixth successive year since the award’s inception and another to Ogilvy & Mather Worldwide for the fifth consecutive year as the most creative agency network. Four WPP agency networks, Ogilvy & Mather Worldwide, Y&R, Grey and J. Walter Thompson Company finished in the top seven networks at Cannes in 2016, in positions one, three, six and seven respectively, an outstanding achievement. Grey New York and Ingo Stockholm were also voted the second and third most creative agencies in the world. For the fifth consecutive year, WPP was also awarded the EFFIE as the most effective Holding Company, with Ogilvy & Mather ranked the most effective agency

∎

Particularly, following Brexit, accelerated implementation of growth strategy continues with revenue ratio targets for fast growth markets and new media raised from 35-40% to 40-45% over the next four to five years. Quantitative revenue target of 50% already achieved

Current trading and outlook

∎	January 2017 | Like-for-like revenue up 1.5% for the month, ahead of budget, with like-for-like net sales, up 1.2%, ahead of budget and against a stronger comparative last year
∎

FY 2017 budget | Given continued tepid economic growth and recent weaker comparative net new business trends, the budgets for 2017, on a like-for-like basis, have been set conservatively at around 2% for both revenue and net sales, but with a headline operating margin target improvement on net sales of 0.3 margin points, in constant currency

∎

Dual focus in 2017 | 1. Revenue and net sales growth from leading position in horizontality, faster growing geographic markets and digital, premier parent company creative and effectiveness position, new business and strategically targeted acquisitions; 2. Continued emphasis on balancing revenue growth with headcount increases and improvement in staff costs/net sales ratio to enhance operating margins

∎

Long-term targets | Above industry revenue growth, due to effective implementation of horizontality, geographically superior position in new markets and functional strength in new media, data investment management, including data analytics and the application of new technology, creativity, effectiveness and horizontality; improvement in staff costs/net sales ratio of 0.2 or more depending on net sales growth; net sales operating margin expansion of 0.3 margin points or more on a constant currency basis, with an ultimate goal of almost 20%; and headline diluted EPS growth of 10% to 15% p.a. from revenue and net sales growth, margin expansion, strategically targeted small- and medium-sized acquisitions and share buy-backs

8 Return on equity is headline diluted EPS divided by equity share owners funds per share

In this press release not all of the figures and ratios used are readily available from the unaudited preliminary results included in Appendix 1. These non-GAAP measures, including constant currency and like-for-like growth, and headline profit measures, management believes are both useful and necessary to better understand the Group’s results. Where required, details of how these have been arrived at are shown in the Appendices.

Review of Group results

Revenue and Net Sales

Revenue analysis

£ million	2016	Δ reported	Δ constant[9]	Δ LFL[10]	Acquisitions	2015
First half	6,536	11.9%	8.9%	4.3%	4.6%	5,839
Second half	7,853	22.8%	5.6%	1.8%	3.8%	6,396
Full year	14,389	17.6%	7.2%	3.0%	4.2%	12,235

Net sales analysis

£ million	2016	Δ reported	Δ constant	Δ LFL	Acquisitions	2015
First half	5,594	11.0%	8.1%	3.8%	4.3%	5,041
Second half	6,804	24.1%	6.8%	2.4%	4.4%	5,483
Full year	12,398	17.8%	7.4%	3.1%	4.3%	10,524

Reported billings at £55.245 billion, up 16.0%, up 5.5% in constant currency and 3.3% like-for-like. Estimated net new business billings of £4.360 billion ($6.757 billion) were won in the year, continuing the good performance seen in the first nine months, although comparatively weaker in the fourth quarter, following the particularly successful media wins in the final quarter of 2015. Generally, the Group continues to benefit from consolidation trends in the industry, winning assignments from existing and new clients, including several very large industry-leading advertising, digital, media, pharmaceutical and shopper marketing assignments, which partly benefitted the latter half of 2016, although offset, to some extent, by a couple of significant media losses. There is, probably, more sizeable net new business to come, reflecting the Group’s differentiation in horizontality, technology, data and content.

Reportable revenue was up 17.6% at £14.389 billion. Revenue on a constant currency basis was up 7.2% compared with last year, the difference to the reportable number reflecting the continuing weakness of the pound sterling against most currencies, particularly over the last six months, following the United Kingdom vote to exit the European Union. As a number of our competitors report in US dollars, euros and yen, appendices 2, 3 and 4 show WPP’s Preliminary results in reportable US dollars, euros and yen respectively. This shows that US dollar reportable revenue was up 3.7% to $19.379 billion and headline earnings before interest and taxes up 5.9% to $2.865 billion, which compares with the $15.417 billion and $2.130 billion respectively of the second largest11 direct (United States-based) competitor. Euro reportable revenue was up 3.9% to €17.527 billion and headline earnings before interest and taxes up 6.2% to €2.604 billion, which compares with €9.733 billion and €1.584 billion respectively of the fifth largest11 direct (European-based) competitor and yen reportable revenue was down 7.0% to ¥2.107 trillion and headline earnings before interest and taxes down 5.1% to ¥312 billion, which compares with ¥838 billion and ¥167 billion of our fourth largest11 direct (Japan-based) competitor.

On a like-for-like basis, which excludes the impact of currency and acquisitions, revenue was up 3.0%, with net sales up 3.1%. In the fourth quarter, like-for-like revenue was up 0.5%, the weakest quarter of the year, following like-for-like growth of 6.7% in the final quarter of 2015, which was that

9 Percentage change at constant currency exchange rates

10 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

11 Ranked by market capitalisation as at 2 March 2017

year’s strongest quarter. North America and the United Kingdom slowed in the fourth quarter, again partly the result of stronger comparatives, with Western Continental Europe and Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, continuing to perform well. Like-for-like net sales growth was stronger than revenue growth, up 2.1% in the fourth quarter, also against a strong comparative in 2015, with all regions, except the United Kingdom, showing growth.

Operating profitability

Headline EBITDA was up 20.8% to £2.420 billion, from £2.002 billion the previous year and up 8.0% in constant currency. Group revenue is more weighted to the second half of the year across all regions and sectors, and, particularly, in the faster growing markets of Asia Pacific and Latin America. As a result, the Group’s profitability and margin continue to be skewed to the second half of the year, with the Group earning approximately one-third of its profits in the first half and two-thirds in the second half. Headline operating profit for 2016 was up 21.8% to £2.160 billion, over £2 billion for the first time, from £1.774 billion and up 8.5% in constant currencies.

Net sales margin was up 0.5 margin points to 17.4%, up 0.2 margin points in constant currency, and up 0.3 margin points like-for-like, in line with the Group’s full year margin target, adjusted for the merger with STW Communications Group Limited in Australia. The net sales margin of 17.4% is after charging £34 million ($49 million) of severance costs, compared with £24 million ($37 million) in 2015 and £367 million ($486 million) of incentive payments, versus £331 million ($505 million) in 2015. Constant currency operating margins improved 0.2 margin points, with like-for-like operating margins up 0.3 margin points.

As outlined in previous Preliminary Announcements for the last few years, due to the increasing scale of digital media purchases within the Group’s media investment management businesses and of direct costs in data investment management, net sales is the more meaningful and accurate reflection of top line growth, although currently, only one of our competitors reports net sales. The differences are shown below in a table that compares the Group’s like-for-like revenue and net sales against our direct competitors’ like-for-like revenue only performance over the last two years.

Full Year	WPP Revenue	WPP Net Sales	OMC Revenue	Pub Revenue	IPG Revenue	Havas Revenue
Revenue (local ‘m)	£14,389	£12,398	$15,417	€9,733	$7,847	€2,276
Revenue ($‘m)	$19,379	$16,691	$15,417	$10,765	$7,847	$2,517
Growth Rates (%)*	3.0	3.1	3.5	0.7	5.0	3.1
Quarterly like-for-like growth%*
Q1/15	5.2	2.5	5.1	0.9	5.7	7.1
Q2/15	4.5	2.1	5.3	1.4	6.7	5.5
Q3/15	4.6	3.3	6.1	0.7	7.1	5.5
Q4/15	6.7	4.9	4.8	2.8	5.2	3.1
Q1/16	5.1	3.2	3.8	2.9	6.7	3.4
Q2/16	3.5	4.3	3.4	2.7	3.7	2.7
Q3/16	3.2	2.8	3.2	0.2	4.3	2.0
Q4/16	0.5	2.1	3.6	-2.5	5.3	4.2
2 Years cumulative like-for-like growth %
Q1/15	12.2	6.3	9.4	4.2	12.3	10.1
Q2/15	14.7	6.5	11.1	1.9	11.4	13.4
Q3/15	12.2	6.3	12.6	1.7	13.4	11.5
Q4/15	14.5	7.0	10.7	6.0	10.0	6.6
Q1/16	10.3	5.7	8.9	3.8	12.4	10.5
Q2/16	8.0	6.4	8.7	4.1	10.4	8.2
Q3/16	7.8	6.1	9.3	0.9	11.4	7.5
Q4/16	7.2	7.0	8.4	0.3	10.5	7.3

* The above like-for-like/organic revenue figures are extracted from the published quarterly and full year trading statements issued by Omnicom Group (“OMC”), Publicis Groupe (“Pub”), Interpublic Group (“IPG”) and HAVAS (“Havas”)

On a reported basis, operating margins, before all incentives12 and income from associates, were 19.9%, up 0.6 margin points, compared with 19.3% last year. The Group’s staff costs to net sales ratio, including severance and incentives, decreased by 0.4 margin points to 62.8% compared to 63.2% in 2015, indicating increased productivity.

Operating costs

During 2016, the Group continued to manage operating costs effectively, with improvements across most cost categories, particularly staff and property costs.

Headline operating costs13 rose by 16.8%, rose by 7.0% in constant currency and by 2.7% like-for-like. On all bases, the growth in costs was lower than the growth in revenue and net sales. Reported staff costs, excluding incentives, increased by 17.3%, up 7.5% in constant currency. Incentive payments amounted to £367 million ($486 million), which were 14.9% of headline operating profit before incentives and income from associates, compared with £331 million ($505 million) or 16.2% in 2015. Achievement of target, at an individual Company level, generally generates 15% of operating profit before bonus as an incentive pool, 20% at maximum and 25% at super maximum.

On a like-for-like basis, the average number of people in the Group, excluding associates, in 2016 was 132,657 compared to 132,315 in 2015, an increase of 0.3%. On the same basis, the total number of people in the Group, excluding associates, at 31 December 2016 was 134,341 compared to 134,479 at 31 December 2015, a decrease of 138 or 0.1%. This reflected the transfer of a further 250 staff to IBM in the first half of 2016, as part of the strategic partnership agreement and IT transformation programme, together with the continuing sound management of headcount and staff costs in 2016 to balance revenue and costs. On the same basis, revenue increased 3.0% and net sales 3.1%.

Exceptional gains and restructuring costs

In 2016 the Group generated exceptional gains of £277 million, largely representing re-measurement gains in relation to the Group’s interest in Imagina and gains on the sale of the Group’s interest in Grass Roots. These were partly offset by investment write-downs of £86 million, resulting in a net gain of £191 million, which in accordance with prior practice, has been excluded from headline profit. The Group took a £27 million restructuring provision, primarily IT transformation costs, resulting in a net exceptional gain of £164 million.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were up 14.8% at £174.1 million, compared with £151.7 million in 2015, an increase of £22.4 million. This is due to the weakness in sterling resulting in higher translation costs on non-sterling debt, the cost of higher average net debt and lower income from investments, all partially offset by the beneficial impact of lower bond coupon costs resulting from refinancing maturing debt at cheaper rates.

The headline tax rate was 21.0% (2015 19.0%) and on reported profit before tax was 20.6% (2015 16.6%). The headline tax rate for 2017 is expected to be around 1% higher than 2016. Given the Group’s geographic mix of profits and the changing international tax environment, the tax rate is expected to increase slightly over the next few years.

[12]	Short and long-term incentives and the cost of share-based incentives
[13]	Excluding direct costs, goodwill impairment, amortisation of acquired intangibles, investment gains and write-downs (in 2016 exceptional gains were £277 million, investment write-downs of £86 million, restructuring charges and costs in relation to the IT transformation project were £27 million)

Earnings and dividend

Headline profit before tax was up 22.4% to £1.986 billion from £1.622 billion, or up 9.1% in constant currencies.

Reported profit before tax rose by 26.7% to £1.891 billion from £1.493 billion. In constant currencies, reported profit before tax rose by 12.5%.

Reported profit after tax rose by 20.6% to £1.502 billion from £1.245 billion. In constant currencies, profits after tax rose 7.2%.

Profits attributable to share owners rose by 20.7% to £1.400 billion from £1.160 billion. In constant currencies, profits attributable to share owners rose by 7.1%.

Headline diluted earnings per share rose by 20.9% to 113.2p from 93.6p. In constant currencies, earnings per share on the same basis rose by 7.7%. Reported diluted earnings per share rose by 22.2% to 108.0p from 88.4p and increased 8.5% in constant currencies.

As outlined in the June 2015 AGM statement, the achievement of the previously targeted pay-out ratio of 45% one year ahead of schedule, raised the question of whether the pay-out ratio target should be increased further. Following that review, your Board decided to up the dividend pay-out ratio to a target of 50%, to be achieved by 2017, and, as a result, declared an increase of almost 23% in the 2016 interim dividend to 19.55p per share, representing a pay-out ratio of 50% for the first half. This had the effect of evening out the pay-out ratio between the two half-year periods and consequently balancing out the dividend payments themselves, although the pattern of profitability and hence dividend payments seems likely to remain one-third in the first half and two-thirds in the second half. Given your Company’s strong progress, your Board proposes an increase of 28.7% in the final dividend to 37.05p per share, which, together with the interim dividend of 19.55p per share, makes a total of 56.60p per share for 2016, an overall increase of 26.7%. This represents a dividend pay-out ratio of 50%, compared to a pay-out ratio of 47.7% in 2015, reaching the recently targeted pay-out ratio of 50% one year ahead of schedule. The record date for the final dividend is 9 June 2017, payable on 3 July 2017. Your Board will continue to review the question of whether the dividend pay-out ratio should be further increased, particularly given the continuing attractive opportunities to reinvest retained earnings in the business.

Further details of WPP’s financial performance are provided in Appendices 1, 2, 3 and 4.

Regional review

The pattern of revenue and net sales growth differed regionally. The tables below give details of revenue and net sales, revenue and net sales growth by region for 2016, as well as the proportion of Group revenue and net sales and operating profit and operating margin by region;

Revenue analysis

£ million	2016	Δ reported	Δ constant[14]	Δ LFL[15]	% group	2015	% group
N. America	5,281	17.6%	3.9%	2.0%	36.7%	4,491	36.7%
United Kingdom	1,866	5.0%	5.0%	1.8%	13.0%	1,777	14.5%
W Cont. Europe	2,943	21.3%	8.0%	4.8%	20.4%	2,426	19.8%
AP, LA, AME, CEE[16]	4,299	21.4%	11.9%	3.5%	29.9%	3,541	29.0%
Total Group	14,389	17.6%	7.2%	3.0%	100.0%	12,235	100.0%

14 Percentage change at constant currency exchange rates

15 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

16 Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

Net sales analysis

£ million	2016	Δ reported	Δ constant	Δ LFL	% group	2015	% group
N. America	4,604	18.6%	4.8%	2.8%	37.1%	3,882	36.9%
United Kingdom	1,588	5.5%	5.5%	2.1%	12.8%	1,505	14.3%
W Cont. Europe	2,425	20.3%	7.2%	3.6%	19.6%	2,016	19.2%
AP, LA, AME, CEE	3,781	21.1%	11.8%	3.5%	30.5%	3,121	29.6%
Total Group	12,398	17.8%	7.4%	3.1%	100.0%	10,524	100.0%
Operating profit analysis (Headline PBIT)
£ million	2016	% margin*	2015	% margin*
N. America	895	19.4%	728	18.8%
United Kingdom	261	16.5%	243	16.2%
W Cont. Europe	352	14.5%	277	13.7%
AP, LA, AME, CEE	652	17.2%	526	16.8%
Total Group	2,160	17.4%	1,774	16.9%

* Headline PBIT as a percentage of net sales

North America constant currency revenue was down 0.7% in the final quarter and like-for-like down 2.8%, largely as a result of the particularly strong comparatives in the fourth quarter of 2015, when constant currency revenue grew 11.1% and like-for-like revenue was up 9.7%, reflecting strong growth in advertising and media investment management, parts of the Group’s public relations and public affairs businesses and in the branding & identity, healthcare and direct, digital and interactive operations. On a full year basis, constant currency revenue was up 3.9%, with like-for-like up 2.0%. However, constant currency net sales grew 2.9% in the fourth quarter, with like-for-like up 0.5% and strong growth in the Group’s branding & identity and direct, digital and interactive businesses.

United Kingdom constant currency revenue was down 0.7% in the final quarter and like-for-like down 2.6%, again in part due to very strong comparatives for the final quarter of 2015, which saw growth of 6.6% and 2.9% respectively. Media investment management and data investment management like-for-like revenue was up strongly, offset by weaker performance in advertising, public relations and public affairs and direct, digital and interactive. Despite the slight slow-down in the rate of revenue growth, constant currency net sales were up 1.7% in the final quarter, with like-for-like down 0.6%. On a full year basis, constant currency revenue was up strongly at 5.0%, with like-for-like up 1.8%, with the second half weaker, perhaps reflecting Brexit uncertainties. Full year net sales were up 5.5% in constant currency, with like-for-like up 2.1%.

Western Continental Europe, continued to grow at reasonable and stronger than average rates, although reflecting difficult political and macro-economic conditions, with like-for-like revenue growth of 3.4% and net sales growth of 2.7% in the fourth quarter, compared to 5.4% and 3.2% in the third quarter. For the year, Western Continental Europe revenue grew 4.8% on a like-for-like basis (4.3% in the second half), compared with 4.7% in 2015, with net sales growth of 3.6% like-for-like (2.9% in the second half), compared to 2.5% in 2015. Germany, Norway, Spain, Sweden and Switzerland all showed good growth in the final quarter, but Austria, France, Ireland, Italy, the Netherlands and Portugal were tougher.

In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, on a constant currency basis, revenue growth in the fourth quarter remained strong at 11.9%, the same as the first nine months growth, with like-for-like up 3.9%, the strongest quarter of the year, and well ahead of the first nine months growth of 3.3%. Growth in the fourth quarter was driven principally by Latin

America, Central & Eastern Europe, the Next 1117, CIVETS18, and the MIST19, with Africa & the Middle East weaker. Constant currency net sales growth in the region was even stronger at 12.8% in the final quarter, with like-for-like net sales up 4.8%, the strongest quarter of the year, and well ahead of the 3.8% achieved in quarter two. There was strong net sales growth in all sub-regions except Africa & the Middle East. In Asia, Cambodia, India, Malaysia, Pakistan, the Philippines and Vietnam showed double-digit like-for-like growth, with Hong Kong, Singapore and Thailand, more challenging.

Latin America had its second strongest quarter of the year, with like-for-like revenue up 8.9%, compared with 9.5% in quarter two. Like-for-like net sales grew 8.3% in quarter four, also the second highest quarterly growth in 2016, with full year growth of 6.5% (6.5% in the second half, similar to the 6.6% in the first half). Africa slipped back in the fourth quarter, as it did in the third quarter, with like-for-like revenue down 1.2% in quarter four and up 2.0% full year. Net sales growth was slightly weaker, down 1.9% like-for-like in quarter four and up 0.4% full year. In Central & Eastern Europe, like-for-like revenue was up over 10% in quarter four, the second highest quarter of the year, with the Czech Republic, Romania, Russia and the Ukraine up double digits. Croatia, Hungary, Poland and Serbia were tougher. Full year revenue for the BRICs20, which account for almost $2.4 billion of revenue, was up 1.7% on a like-for-like basis, with the Next 11 and CIVETS up over 14% and well over 12% respectively. The MIST was up over 16%.

In 2016, 29.9% of the Group’s revenue came from Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, up almost 1.0 percentage point from 29.0% in 2015. On a net sales basis there was a similar increase to 30.5% from 29.6% in 2015.

Business sector review

The pattern of revenue and net sales growth also varied by communications services sector and operating brand. The tables below give details of revenue and net sales, revenue and net sales growth by communications services sector, as well as the proportion of Group revenue and net sales for 2016 and operating profit and operating margin by communications services sector;

Revenue analysis

£ million	2016	Δ reported	Δ constant[21]	Δ LFL[22]	% group	2015	% group
AMIM[23]	6,548	17.9%	7.7%	4.7%	45.5%	5,553	45.4%
Data Inv. Mgt.	2,661	9.7%	0.4%	-0.9%	18.5%	2,426	19.8%
PR & PA24	1,101	16.4%	5.0%	2.5%	7.7%	946	7.7%
BI, HC & SC25	4,079	23.2%	11.8%	3.0%	28.3%	3,310	27.1%
Total Group	14,389	17.6%	7.2%	3.0%	100.0%	12,235	100.0%

[17]	Bangladesh, Egypt, Indonesia, South Korea, Mexico, Nigeria, Pakistan, Philippines, Vietnam and Turkey - the Group has no operations in Iran (accounting for over $1.1 billion revenue, including associates)
[18]	Colombia, Indonesia, Vietnam, Egypt, Turkey and South Africa (accounting for almost $1 billion revenue, including associates)
[19]	Mexico, Indonesia, South Korea and Turkey (accounting for over $820 million revenue, including associates)
[20]	Brazil, Russia, India and China (accounting for over $2.8 billion revenue, including associates)
[21]	Percentage change at constant currency exchange rates
[22]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[23]	Advertising, Media Investment Management
[24]	Public Relations & Public Affairs
[25]	Branding and Identity, Healthcare and Specialist Communications (including direct, digital and interactive)

Net sales analysis

£ million	2016	Δ reported	Δ constant	Δ LFL	% group	2015	% group
AMIM	5,413	16.4%	6.5%	3.7%	43.6%	4,652	44.2%
Data Inv. Mgt.	1,994	12.8%	3.2%	0.9%	16.1%	1,768	16.8%
PR & PA	1,079	16.0%	4.7%	2.4%	8.7%	930	8.8%
BI, HC & SC	3,912	23.2%	11.8%	3.5%	31.6%	3,174	30.2%
Total Group	12,398	17.8%	7.4%	3.1%	100.0%	10,524	100.0%
Operating profit analysis (Headline PBIT)
£ million	2016	% margin*	2015	% margin*
AMIM	1,027	19.0%	860[26]	18.5%
Data Inv. Mgt.	351	17.6%	286	16.2%
PR & PA	180	16.7%	145[26]	15.6%
BI, HC & SC	602	15.4%	483[26]	15.2%
Total Group	2,160	17.4%	1,774	16.9%

* Headline PBIT as a percentage of net sales

In 2016, 38.9% of the Group’s revenue came from direct, digital and interactive, up 1.4 percentage points from the previous year, with like-for-like revenue growth of 5.9% in 2016.

Advertising and Media Investment Management

In constant currencies, advertising and media investment management was the second strongest performing sector overall, with constant currency revenue up 7.7% in 2016, up 4.6% in quarter four. On a like-for-like basis, advertising and media investment management was the strongest performing sector, with revenue up 4.7% for the year and up 0.9% in quarter four, reflecting the impact of a weaker net new business record. Advertising grew in Asia Pacific in quarter four and the full year, but softened in all other regions, as trading conditions became more difficult. Media investment management showed strong like-for-like revenue growth, up over 8% for the year, up just under 3% in quarter four, with strong growth in the United Kingdom, Continental Europe and Latin America.

Of the Group’s advertising networks, Grey performed particularly well in 2016, especially in the United States. As mentioned above, Asia Pacific was up, but elsewhere conditions were more challenging and overall advertising remained under pressure. Growth in the Group’s media investment management businesses has been very consistent for most of 2016, with constant currency and like-for-like revenue up strongly for the year, but with a weaker second half, largely the result of a more difficult final quarter, as weaker net new business in the United States impacted overall performance. Elsewhere, like-for-like revenue growth in Western Continental Europe, media investment management’s second largest region, was up 8%, with the UK and Latin America up double digits. tenthavenue, the “engagement” network focused on out-of-home media, also performed strongly in the fourth quarter, with like-for-like net sales up well over 5%, with strong growth of 6.5% in the second half. The strong revenue and net sales growth across most of the Group’s businesses, offset by slower growth in the Group’s advertising businesses in most regions, resulted in the combined reported operating margin of this sector up by 0.5 margin points to 19.0%, up 0.2 margin points in constant currency. In 2016, J. Walter Thompson Company, Ogilvy & Mather,

26 Re-classification of associate business now split between advertising and branding & identity, healthcare and specialist communications

Y&R and Grey generated net new business billings of £1.102 billion ($1.709 billion). In the same year, GroupM, the Group’s media investment management company, which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search, Xaxis and now, Essence, together with tenthavenue, generated net new business billings of £2.405 billion ($3.727 billion). The Group totalled £4.360 billion ($6.757 billion), compared with £5.557 billion ($8.613 billion) in 2015.

Data Investment Management

On a like-for-like basis, data investment management revenue was down 1.6% in the fourth quarter, but more importantly, with net sales up 1.5% on the same basis. On a full year basis, constant currency revenue was up 0.4%, but down 0.9% like-for-like, with a weaker second half. Net sales, however, showed stronger growth with constant currency net sales up 3.2%, up 0.9% like-for-like. The mature markets were more difficult, remaining under pressure, but the faster growth markets grew net sales 3%. Syndicated research continues to show resilience, with like-for-like net sales growth up well over 1%, but custom research, which accounts for almost half of data investment management net sales, was down a similar amount. Kantar Worldpanel, Kantar Health, Kantar Public, Kantar Retail and IMRB all showed strong like-for-like net sales growth, with Kantar Insights more challenged. There seems to be a growing recognition of the value of “real” first party data businesses, rather than those that depend on third party data. Reported operating margins improved 1.4 margin points to 17.6% and by 1.0 margin point in constant currency. Good cost control and the continued benefits of restructuring contributed to the improvement in operating margin. Although there has been further improvement during 2016, the slowest sub-sector continues to be like-for-like net sales growth in the custom businesses in mature markets, where discretionary spending remains under review by clients.

Public Relations and Public Affairs

In constant currencies, the Group’s public relations and public affairs businesses continued the growth shown earlier in the year, with a stronger second half, but slower fourth quarter, primarily the result of stronger comparatives in the specialist public relations businesses in the final quarter of 2015. Constant currency revenue grew 2.5% in quarter four with like-for-like net sales down 0.7%, with strong growth in Continental Europe and the Middle East & Africa, but North America was down over 2%, with the United Kingdom down significantly, as a result of lower M&A activity in the Group’s specialist financial public relations and public affairs businesses in the fourth quarter compared with 2015. Despite the slower growth in the final quarter, like-for-like net sales in the Group’s specialist public relations and public affairs businesses were up almost 7% for the year, and Cohn & Wolfe performed particularly well. Ogilvy Public Relations and H+K Strategies also improved, with Burson-Marsteller less buoyant. An improving top-line and good control of costs resulted in the operating margin improving by 1.1 margin points to 16.7% and by 0.8 margin points in constant currency.

Branding and Identity, Healthcare and Specialist Communications

At the Group’s branding and identity, healthcare and specialist communications businesses (including direct, digital and interactive), constant currency revenue grew strongly at 8.0% in quarter four, the strongest performing sector, with like-for-like revenue up 1.5%. The Group’s direct, digital and interactive businesses, especially WPP Digital, VML and Wunderman performed strongly, with parts of the Group’s healthcare, branding & identity and specialist communications businesses also growing strongly. Operating margins, for the sector as a whole, improved 0.2 margin points to 15.4% but fell 0.3 margin points in constant currency, with operating margins negatively affected as parts of the Group’s direct, digital and interactive businesses in Western Continental Europe, together with branding & identity and healthcare, slowed.

Client review

Including associates, the Group currently employs over 198,000 full-time people in over 3,000 offices covering 113 countries, now including Cuba and Iran, although in the latter case only through affiliations, because of effectively continuing sanctions. It services 360 of the Fortune Global 500 companies, all 30 of the Dow Jones 30, 78 of the NASDAQ 100 and 892 national or multi-national clients in three or more disciplines. 596 clients are served in four disciplines and these clients account for over 53% of Group revenue. This reflects the increasing opportunities for co-ordination and co-operation or horizontality between activities, both nationally and internationally, and at a client and country level. The Group also works with 462 clients in 6 or more countries. The Group estimates that well over a third of new assignments in the year were generated through the joint development of opportunities by two or more Group companies. Horizontality across clients, countries and regions and on which the Group has been working on for many years, is clearly becoming an increasingly important part of our client strategies, particularly as clients continue to invest in brand in slower-growth markets and both capacity and brand in faster-growth markets.

Cash flow highlights

In 2016, operating profit was £2.063 billion, over £2 billion for the first time, depreciation, amortisation and goodwill impairment £455 million, non-cash share-based incentive charges £106 million, net interest paid £168 million, tax paid £414 million, capital expenditure £285 million and other net cash outflows £172 million. Free cash flow available for working capital requirements, debt repayment, acquisitions, share buy-backs and dividends was, therefore, £1.585 billion.

This free cash flow was absorbed by £697 million in net cash acquisition payments and investments (of which £92 million was for earnout payments, with the balance of £605 million for investments and new acquisition payments net of disposal proceeds), £427 million in share buy-backs and £617 million in dividends, a total outflow of £1.741 billion. This resulted in a net cash outflow of £156 million, before any changes in working capital.

A summary of the Group’s unaudited cash flow statement and notes as at 31 December 2016 is provided in Appendix 1.

Acquisitions

In line with the Group’s strategic focus on new markets, new media and data investment management, the Group completed 56 transactions in the year; 20 acquisitions and investments were in new markets, 38 in quantitative and digital and 10 were driven by individual client or agency needs. Out of all these transactions, 12 were in both new markets and quantitative and digital.

Specifically, in 2016, acquisitions and increased equity stakes have been completed in advertising and media investment management in the United States, Canada, the United Kingdom, Turkey, Argentina, Brazil and Ecuador; in data investment management in the United States, Denmark, Greece, India and New Zealand; in public relations and public affairs in Canada, Switzerland, Turkey, Kenya, India and Brazil; in branding & identity in the Netherlands and Hong Kong; in direct, digital and interactive in the United States, the United Kingdom, France, Germany, the Netherlands, Turkey, China, Singapore, South Korea, Brazil, Colombia and Mexico; in healthcare in the United States; and in sports marketing in the United States.

A further 7 acquisitions and investments were made in the first two months of 2017, with 3 in advertising and media investment management; 2 in data investment management; and 2 in direct, digital and interactive.

Balance sheet highlights

Average net debt in 2016 was £4.340 billion, compared to £3.958 billion in 2015, at 2016 exchange rates. On 31 December 2016 net debt was £4.131 billion, against £3.211 billion on 31 December 2015, an increase of £920 million (an increase of £454 million at 2016 exchange rates). The increased period end debt figure reflects £466 million of translation differences due to the weakness of sterling, £144 million of debt acquired on the merger with STW in Australia and the movement in non-trade working capital and provisions of £270 million. This trend has continued in the first seven weeks of 2017, with average net debt of £4.213 billion, compared with £3.426 billion in the same period in 2016, an increase of £787 million (an increase of £396 million at 2017 exchange rates). The net debt figure of £4.131 billion at 31 December, compares with a current market capitalisation of approximately £24.5 billion ($30.5 billion), giving an enterprise value of £28.6 billion ($35.5 billion). The average net debt to EBITDA ratio at 1.79x, is almost in the middle of the Group’s target range of 1.5-2.0x.

In September 2016, the Group issued £400 million of 30 year bonds with a coupon of 2.875%. These bonds refinance £400 million of bonds maturing in April 2017, with a coupon of 6.0%. This continues the plan to extend debt maturities and take advantage of current low interest rates.

Your Board continues to examine ways of deploying its EBITDA of over £2.4 billion (over $3.2 billion) and substantial free cash flow of almost £1.6 billion (almost $2.2 billion) per annum, to enhance share owner value balancing capital expenditure, acquisitions, share buy-backs and dividends. The Group’s current market value of £24.5 billion implies an EBITDA multiple of 10.1 times, on the basis of the full year 2016 results. Including year-end net debt of £4.131 billion, the Group’s enterprise value to EBITDA multiple is 11.8 times.

A summary of the Group’s unaudited balance sheet and notes as at 31 December 2016 is provided in Appendix 1.

Return of funds to share owners

Dividends paid in respect of 2016 will total approximately £720 million for the year. Funds returned to share owners in 2016 totalled £1.044 billion, including share buy-backs, a decrease of 8% over 2015. In 2015 funds returned to share owners were £1.134 billion. In the last five years, £4.2 billion has been returned to share owners and over the last ten years £5.9 billion.

In 2016, 25.9 million shares, or 2.0% of the issued share capital, were purchased at a cost of £427 million and an average price of £16.51.

Current trading

January 2017 like-for-like revenue was up 1.5%, ahead of budget, with net sales up 1.2%, also ahead of budget and reflecting a more difficult comparative, with the divergence between revenue and net sales in the Group’s media and data investment management businesses, continuing to narrow, as the proportionate scale of digital media buying and data investment management continued to reduce.

Outlook

Macroeconomic and industry context

2016, the Group’s thirty first year, was another record year, following successive post-Lehman record years in 2011, 2012, 2013, 2014 and 2015, six record years in a row, despite a generally low global growth or tepid environment. Top line growth remained strong, with operating profits and margins meeting and exceeding targets and all regions and sectors showing growth on almost all metrics.

Generally, the world seems trapped currently in a nominal GDP growth range of 3.5-4.0%. Historically, the BRICs or Next 11, located in Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe offered higher growth rates. After all, that is where the next billion consumers will come from. However, in the last few years Brazil, Russia and China have all faced various challenges and slowed, although India remains the one BRIC star currently continuing to shine. Whilst that diminishing growth gap has been countered somewhat by better prospects in the Next 11, CIVETS and MIST markets like Mexico, Colombia, Vietnam, Indonesia, the Philippines and Egypt, the growth rates of the mature markets of the United States, the United Kingdom and Western Continental Europe have also improved, albeit from relatively low levels of growth. That continues to be the case with the short to medium prospects in the United States, at least, strengthening under the Trump administration, which is much more strongly pro-business, much more business-connected than the Obama administration, outlining planned pro-growth tax, infrastructure investment, spending and regulatory reform. The prospects in the United Kingdom are more mixed as the post-Brexit vote scenarios will play out over the next two years and uncertainties about the possible outcomes increase. The four leading Western Continental European economies, Germany, France, Italy and Spain, let alone the Netherlands and Greece, also all face political uncertainty, although Germany and Spain are strengthening economically.

In these circumstances, clients face challenging top line growth opportunities and uncertainties. And although inflation may pick up in the United States because of stimulative economic policy and in the United Kingdom because of the weakness of sterling, generally inflation remains at low levels, resulting in limited pricing power. As a result, there remains considerable focus on the short-term and cost and the finance and procurement functions are dominant, certainly equal or more powerful than marketing, rightly or wrongly.

In addition, if you are running a legacy business, you are faced with three simultaneous discombobulating forces - technological disruption from disintermediators, those like Uber or Airbnb in the transportation and hospitality industries; the zero-based budgeting techniques of companies like 3G Capital, Reckitt Benckiser and Coty in consumer package goods and Valeant and Endo in the pharmaceutical industries (although their models have become somewhat discredited); and, finally, the attentions of activist investors such as Nelson Peltz, Bill Ackman or Dan Loeb.

Not helping either in focusing on the long-term, is the average term life of S&P 500 and FTSE 100 CEOs at 6-7 years, CFOs at 4-5 years and CMOs at 2-3 years. As a result, it is not surprising that since Lehman at the end of 2008, the combined level of dividend payments and share buybacks as a proportion of retained earnings at the S&P 500 has steadily risen from around 60 per cent of retained earnings to over 100%. In effect, managements are abrogating responsibility for reinvesting retained profits to their institutional investors. In fact, in seven of the last eight quarters the ratio has exceeded or almost reached 100%, tapering off in the last two quarters as stock market indices and share prices reached new highs and the relative attraction of buy-backs lessened.

This emphasis on the short-term and consequent disinclination to invest for the long-term may be misplaced. Our over ten-year experience of measuring brand valuation clearly shows that the strongest innovators and strongest brands generate the strongest total shareholder returns. If you had invested equally over the last decade in the top ten brands identified by our annual Financial Times/Millward Brown BrandZ Top 100 Most Valuable Global Brands survey, you would have outperformed the S&P 500 index by over 70% and the MSCI by over four times. Investing in innovation and strong brands yields enhanced returns. Perhaps surprisingly, corporate structures that seem to offend customary good corporate governance may deliver better long-term results.

Controlled companies like the Murdochs’ Newscorp and Fox or the Roberts’ Comcast or Zuckerberg’s Facebook or Brin & Page’s Google or, now, Spiegel’s Snap may provide the confidence and stability needed to take the appropriate level of risk.

Given this macro-economic background, it is not surprising that clients are generally grinding it out in a highly competitive ground game, rarely resorting to a passing game or Hail Marys. Recently, reported calendar 2016 results generally reflect this, for example, in the auto, retail, consumer package goods and pharmaceutical industries. Although top line growth may be hard to find and guidance missed or just met, bottom lines are met or exceeded. As top line growth opportunities become more and more pressurised, acquisitions and mergers become even more attractive as a growth opportunity, particularly if they present opportunities for significant cost synergies and relatively unleveraged balance sheets can be supplemented by still historically low cost long-term debt.

Our industry is no different. Competition is fierce and as image in trade magazines, in particular, is crucial to many, account wins at any cost are paramount. There have been several examples recently of major groups being prepared to offer clients up-front discounts as an inducement to renew contracts, heavily reduced creative and media fees, extended payment terms, unlimited indirect liability for intellectual property liability and cash or pricing guarantees for media purchasing commitments, although the latter are difficult for procurement departments to measure and monitor. As some say, you are only as strong as your weakest competitor. These practices cannot last and will only result eventually in poor financial performance and further consolidation, the premium being on long-term profitable growth.

Not surprising then that your Company’s top line revenue and net sales organic growth continues to hover around the 3%+ level and on a cumulative basis for the last two years over 6%, as it has done in previous sets of consecutive years. In the first half of 2016 growth was around 4%, due to weaker comparatives and in the second half at around 2% due to stronger comparatives.

2017 is unlikely to be much different. There seems little reason for an upside breakout in growth in terms of worldwide GDP growth, or indeed a downside breakout, despite the possibility of an increase in interest rates in the short-term. Interest rates are likely to continue to remain at historically low relative levels, longer than some think. Whilst Trumponomics may well result in an increase in the United States GDP growth rate and the United States is the biggest ($18 trillion) GDP engine out of a total of $74 trillion worldwide, political uncertainties in Europe, West and East, the Chinese focus on qualitative growth and the longer-term recovery of Latin America, probably mean that stronger growth will be harder to find outside the United States. America First, if the new Administration’s plans are implemented, will almost definitely mean a stronger American economy, at least in the short- to medium-term.

2017 is neither a maxi- or mini-quadrennial year, although it will be somewhat influenced by the build-up for the Russian World Cup and the mid-term Congressional elections, both in 2018. Nominal GDP growth should continue to grow in the 3.5-4% range, with advertising as a proportion remaining constant overall, with mature markets continuing at lower than pre-Lehman levels, counter-balanced by under-branded faster growth markets growing at faster rates. In our own case, budgets indicate top line revenue and net sales growth of around 2%, reflecting the impact of a lower net new business record in the latter part of 2016, although new business activity and conversion rates currently remain high.

Financial guidance

The budgets for 2017 have been prepared on a cautious basis as usual (hopefully), but continue to reflect the faster growing geographical markets of Asia Pacific, Latin America, Africa & the Middle

East and Central & Eastern Europe and faster growing functional sub-sector of direct, digital and interactive, with a stronger second half of the year, reflecting the 2016 comparative. Our 2017 budgets show the following;

∎	Like-for-like revenue and net sales growth of around 2%

∎	Target operating margin to net sales improvement of 0.3 margin points excluding the impact of currency

In 2017, our prime focus will remain on growing revenue and net sales faster than the industry average, driven by our leading position in horizontality, faster growing geographic markets and digital, premier parent company creative and effectiveness position, new business and strategically targeted acquisitions. At the same time, we will concentrate on meeting our operating margin objectives by managing absolute levels of costs and increasing our flexibility in order to adapt our cost structure to significant market changes and by ensuring that the benefits of the restructuring investments taken in 2015 and 2016 continue to be realised. The initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (including incentives, freelance and consultants) remain close to historical highs of above 8% of net sales and continue to position the Group extremely well should current market conditions deteriorate.

The Group continues to improve co-operation and co-ordination among its operating companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. We have decided that up to half of operating company incentive pools are funded and allocated on the basis of Group-wide performance in 2016 and beyond. Horizontality has been accelerated through the appointment of 48 global client leaders for our major clients, accounting for over one third of total revenue of almost $20 billion and 19 regional and country managers in a growing number of test markets and sub-regions, covering about half of the 112 countries in which we operate.

Emphasis has been laid on the areas of media investment management, healthcare, sustainability, government, new technologies, new markets, retailing, shopper marketing, internal communications, financial services and media and entertainment. The Group continues to lead the industry, in co-ordinating communications services geographically and functionally through parent company initiatives and winning Group pitches. Whilst talent and creativity (in the broadest sense) remain key potential differentiators between us and our competitors, increasingly differentiation can also be achieved in three additional ways – through application of technology, for example, Xaxis, AppNexus and Triad; through integration of data investment management, for example, Kantar and comScore (now merged with Rentrak); and through investment in content, for example, Imagina, Vice, Media Rights Capital, Fullscreen, Indigenous Media, China Media Capital, Bruin and Refinery29.

In addition, strong and considered points of view on the adequacy of online and, indeed, offline measurement, on viewability, on internet fraud and transparency, on online media placement and brand safety and, finally, on fake news are all examples where further differentiation is important and can be secured through considered initiatives. With its leadership position, as the world’s largest media investment management operation, GroupM has developed a strong united point of view with its leading clients and associates, like AppNexus, in all these areas and has aligned with Kantar’s data investment management capabilities, for example, through comScore, to provide better capabilities. These philosophical differences and operational capabilities are extremely effective in responding to the trade association and regulatory issues that have been raised recently.

Our business remains geographically and functionally well positioned to compete successfully and to deliver on our long-term targets:

∎	Revenue and net sales growth greater than the industry average

∎

Improvement in net sales margin of 0.3 margin points or more, excluding the impact of currency, depending on net sales growth and staff costs to net sales ratio improvement of 0.2 margin points or more

∎	Annual headline diluted EPS growth of 10% to 15% p.a. delivered through revenue growth, margin expansion, acquisitions and share buy-backs

Uses of funds

As capital expenditure remains relatively stable, our focus is on the alternative uses of funds between acquisitions, share buy-backs and dividends. We have increasingly come to the view, that currently, the markets favour consistent increases in dividends and higher sustainable pay-out ratios, along with anti-dilutive progressive buy-backs and, of course, sensibly-priced, small- to medium-sized strategic acquisitions.

Buy-back strategy

Share buy-backs will continue to be targeted to absorb any share dilution from issues of options or restricted stock. However, given the operating and net sales margin targets of 0.3 margin points, the targeted level of share buy-backs will be 2-3% of the outstanding share capital. If achieved, the impact on headline EPS would be equivalent to an incremental improvement of 0.2 margin points. In addition, the Company does also have considerable free cash flow to take advantage of any anomalies in market values, as the average 2016 net debt to EBITDA ratio is under 1.8 times, at the mid-point of our market guidance of 1.5-2.0 times.

Acquisition strategy

There is still a very significant pipeline of reasonably priced small- and medium-sized potential acquisitions, with the exception perhaps of digital in the United States, where prices seem to have got ahead of themselves because of pressure on competitors to catch up. This is clearly reflected in some of the operational issues that are starting to surface elsewhere in the industry, particularly in fast growing markets like China, Brazil and India. Transactions will be focused on our strategy of new markets, new media and data investment management, including the application of new technology and big data. Net acquisition spend is currently targeted at around £300 to £400 million per annum, excluding slightly more significant “one-offs”, like IBOPE in Latin America, comScore and Triad. We will continue to seize opportunities in line with our strategy to increase the Group’s exposure to:

∎	Faster growing geographic markets and sectors

∎	New media and data investment management, including the application of technology and big data

Last but not least………

The business we are in demands that we be quick on our feet; quick to take advantage of new opportunities; quick to respond to new challenges; quick to understand new popular attitudes. 2016, more than any we can remember, was a year that made countless such demands.

But there is another skill, at least as important, that gets less recognition. It is less newsworthy, rarely draws attention to itself and is perhaps closer to wisdom. It is the ability to create, recognise, refresh and maintain those long-term brand values that provide most big companies with their most reliable profit streams. At a time when all external pressures seem to call for instant, short-term responses, an understanding of the value of confidence, consistency and continuity has never itself been more valuable.

It requires no less attentiveness and no less sensitivity to change in a market’s dynamics. But it knows when a gentle turn of the wheel is going to be far more favourable for a brand’s future than a dramatic change of course.

The results we report today are the outcome of tens of thousands of different client projects undertaken by tens of thousands of talented individuals working for a great diversity of companies within WPP. Some of these companies have yet to celebrate their fifth birthday; others are as old as their clients’ oldest brands. Increasingly, they work together.

We thank them all for another record-breaking year.

And the uncertainties of 2017 mean that we shall be more than ever grateful not only for their fleetness of foot, but also for the benefit of their considered thoughtfulness and accumulated experience.

For further information:

Sir Martin Sorrell	}
Paul Richardson	}
Lisa Hau	}	+44 20 7408 2204
Feona McEwan	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235

Juliana Yeh	}	+852 2280 3790

wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

Appendix 1: Preliminary results for the year ended 31 December 2016

Unaudited preliminary consolidated income statement for the year ended

31 December 2016

£ million	Notes	2016		2015		+/(-)%	Constant Currency[1] +/(-)%
Billings		55,245.2		47,631.9		16.0	5.5

Revenue	6	14,388.9		12,235.2		17.6	7.2
Direct costs		(1,991.1)		(1,710.9)		(16.4)	(5.8)
Net sales	6	12,397.8		10,524.3		17.8	7.4
Operating costs	4	(10,334.7)		(8,892.3)		(16.2)	(6.4)
Operating profit		2,063.1		1,632.0		26.4	12.7
Share of results of associates	4	49.8		47.0		6.0	(11.5)
Profit before interest and taxation		2,112.9		1,679.0		25.8	12.0
Finance income	5	80.4		72.4		11.0	2.3
Finance costs	5	(254.5)		(224.1)		(13.6)	(2.0)
Revaluation of financial instruments	5	(48.3)		(34.7)		-	-
Profit before taxation		1,890.5		1,492.6		26.7	12.5
Taxation	7	(388.9)		(247.5)		(57.1)	(39.9)
Profit for the year		1,501.6		1,245.1		20.6	7.2

Attributable to:
Equity holders of the parent		1,400.1		1,160.2		20.7	7.1
Non-controlling interests		101.5		84.9		(19.6)	(7.4)
		1,501.6		1,245.1		20.6	7.2

Headline PBIT	6,19	2,160.3		1,774.0		21.8	8.5
Net sales margin	6,19	17.4%		16.9%		0.5 [2]	0.2 [2]
Headline PBT	19	1,986.2		1,622.3		22.4	9.1

Earnings per share
Basic earnings per ordinary share	9	109.6	p	90.0	p	21.8	8.0
Diluted earnings per ordinary share	9	108.0	p	88.4	p	22.2	8.5

1 The basis for calculating the constant currency percentage changes shown above and in the notes to this appendix are described in the glossary attached to this appendix.

2 Margin points.

Unaudited preliminary consolidated statement of comprehensive income for the year ended 31 December 2016

£ million	2016	2015
Profit for the year	1,501.6	1,245.1
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	1,378.0	(275.9)
(Loss)/gain on revaluation of available for sale investments	(93.1)	206.0
	1,284.9	(69.9)
Items that will not be reclassified subsequently to profit or loss:
Actuarial (loss)/gain on defined benefit pension plans	(15.9)	33.5
Deferred tax on defined benefit pension plans	(0.4)	(5.2)
	(16.3)	28.3
Other comprehensive gain/(loss) relating to the year	1,268.6	(41.6)
Total comprehensive income relating to the year	2,770.2	1,203.5

Attributable to:
Equity holders of the parent	2,600.6	1,121.6
Non-controlling interests	169.6	81.9
	2,770.2	1,203.5

Unaudited preliminary consolidated cash flow statement for the year ended

31 December 2016

£ million	Notes	2016	2015
Net cash inflow from operating activities	10	1,773.8	1,359.9
Investing activities
Acquisitions and disposals	10	(638.8)	(669.5)
Purchase of property, plant and equipment		(252.1)	(210.3)
Purchase of other intangible assets (including capitalised computer software)		(33.0)	(36.1)
Proceeds on disposal of property, plant and equipment		7.7	13.4
Net cash outflow from investing activities		(916.2)	(902.5)
Financing activities
Share option proceeds		27.2	27.6
Cash consideration for non-controlling interests	10	(58.3)	(23.6)
Share repurchases and buybacks	10	(427.4)	(587.6)
Net (decrease)/increase in borrowings	10	(22.5)	492.0
Financing and share issue costs		(6.4)	(11.4)
Equity dividends paid		(616.5)	(545.8)
Dividends paid to non-controlling interests in subsidiary undertakings		(89.6)	(55.2)
Net cash outflow from financing activities		(1,193.5)	(704.0)
Net decrease in cash and cash equivalents		(335.9)	(246.6)
Translation differences		291.9	(54.4)
Cash and cash equivalents at beginning of year		1,946.6	2,247.6
Cash and cash equivalents at end of year	10	1,902.6	1,946.6

Reconciliation of net cash flow to movement in net debt:
Net decrease in cash and cash equivalents		(335.9)	(246.6)
Cash outflow/(inflow) from decrease/(increase) in debt financing		28.9	(480.5)
Debt acquired		(144.4)	-
Other movements		(2.3)	(124.0)
Translation differences		(466.0)	(84.3)
Movement of net debt in the year		(919.7)	(935.4)
Net debt at beginning of year		(3,210.8)	(2,275.4)
Net debt at end of year	11	(4,130.5)	(3,210.8)

Unaudited preliminary consolidated balance sheet as at 31 December 2016

£ million	Notes	2016	2015
Non-current assets
Intangible assets:
Goodwill	12	13,214.3	10,670.6
Other	13	2,217.3	1,715.4
Property, plant and equipment		968.7	797.7
Interests in associates and joint ventures		1,069.4	758.6
Other investments		1,310.3	1,158.7
Deferred tax assets		140.4	94.1
Trade and other receivables	14	204.9	178.7
		19,125.3	15,373.8
Current assets
Inventory and work in progress		400.4	329.0
Corporate income tax recoverable		231.2	168.6
Trade and other receivables	14	12,374.5	10,495.4
Cash and short-term deposits		2,436.9	2,382.4
		15,443.0	13,375.4
Current liabilities
Trade and other payables	15	(15,010.4)	(12,685.0)
Corporate income tax payable		(752.3)	(598.5)
Bank overdrafts and loans		(1,002.5)	(932.0)
		(16,765.2)	(14,215.5)
Net current liabilities		(1,322.2)	(840.1)
Total assets less current liabilities		17,803.1	14,533.7

Non-current liabilities
Bonds and bank loans		(5,564.9)	(4,661.2)
Trade and other payables	16	(1,273.8)	(891.5)
Deferred tax liabilities		(692.4)	(552.3)
Provisions for post-employment benefits		(276.5)	(229.3)
Provisions for liabilities and charges		(227.9)	(183.6)
		(8,035.5)	(6,517.9)
Net assets		9,767.6	8,015.8
Equity
Called-up share capital	17	133.2	132.9
Share premium account		562.2	535.3
Other reserves		1,185.2	(9.7)
Own shares		(962.0)	(719.6)
Retained earnings		8,405.9	7,698.5
Equity share owners’ funds		9,324.5	7,637.4
Non-controlling interests		443.1	378.4
Total equity		9,767.6	8,015.8

Unaudited preliminary consolidated statement of changes in equity for the year ended 31 December 2016

£ million	Called- up share capital	Share premium account	Other reserves	Own shares	Retained earnings	Total equity share owners’ funds	Non- controlling interests	Total
Balance at 1 January 2016	132.9	535.3	(9.7)	(719.6)	7,698.5	7,637.4	378.4	8,015.8
Ordinary shares issued	0.3	26.9	-	-	-	27.2	-	27.2
Treasury share additions	-	-	-	(274.4)	-	(274.4)	-	(274.4)
Treasury share allocations	-	-	-	3.8	(3.8)	-	-	-
Net profit for the year	-	-	-	-	1,400.1	1,400.1	101.5	1,501.6
Exchange adjustments on foreign currency net investments	-	-	1,309.9	-	-	1,309.9	68.1	1,378.0
Loss on revaluation of available for sale investments	-	-	(93.1)	-	-	(93.1)	-	(93.1)
Actuarial loss on defined benefit pension plans	-	-	-	-	(15.9)	(15.9)	-	(15.9)
Deferred tax on defined benefit pension plans	-	-	-	-	(0.4)	(0.4)	-	(0.4)
Comprehensive income	-	-	1,216.8	-	1,383.8	2,600.6	169.6	2,770.2
Dividends paid	-	-	-	-	(616.5)	(616.5)	(89.6)	(706.1)
Non-cash share-based incentive plans (including share options)	-	-	-	-	106.5	106.5	-	106.5
Tax adjustment on share-based payments	-	-	-	-	3.9	3.9	-	3.9
Net movement in own shares held by ESOP Trusts	-	-	-	28.2	(181.0)	(152.8)	-	(152.8)
Recognition/remeasurement of financial instruments	-	-	(21.9)	-	26.8	4.9	-	4.9
Share purchases - close period commitments	-	-	-	-	8.6	8.6	-	8.6
Acquisition of subsidiaries[1]	-	-	-	-	(20.9)	(20.9)	(15.3)	(36.2)
Balance at 31 December 2016	133.2	562.2	1,185.2	(962.0)	8,405.9	9,324.5	443.1	9,767.6

Total comprehensive income relating to the year ended 31 December 2016 was £2,770.2 million (2015: £1,203.5 million)

1 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from increases in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Unaudited preliminary consolidated statement of changes in equity for the year ended 31 December 2016 (continued)

£ million	Called- up share capital	Share premium account	Shares to be issued	Other reserves	Own shares	Retained earnings	Total equity share owners’ funds	Non- controlling interests	Total
Balance at 1 January 2015	132.6	508.0	0.3	36.2	(283.7)	7,106.7	7,500.1	326.7	7,826.8
Ordinary shares issued	0.3	27.3	(0.3)	-	-	0.2	27.5	-	27.5
Treasury share additions	-	-	-	-	(406.0)	-	(406.0)	-	(406.0)
Treasury share allocations	-	-	-	-	3.6	(3.6)	-	-	-
Net profit for the year	-	-	-	-	-	1,160.2	1,160.2	84.9	1,245.1
Exchange adjustments on foreign currency net investments	-	-	-	(272.9)	-	-	(272.9)	(3.0)	(275.9)
Gain on revaluation of available for sale investments	-	-	-	206.0	-	-	206.0	-	206.0
Actuarial gain on defined benefit pension plans	-	-	-	-	-	33.5	33.5	-	33.5
Deferred tax on defined benefit pension plans	-	-	-	-	-	(5.2)	(5.2)	-	(5.2)
Comprehensive (loss)/income	-	-	-	(66.9)	-	1,188.5	1,121.6	81.9	1,203.5
Dividends paid	-	-	-	-	-	(545.8)	(545.8)	(55.2)	(601.0)
Non-cash share-based incentive plans (including share options)	-	-	-	-	-	99.0	99.0	-	99.0
Tax adjustment on share-based payments	-	-	-	-	-	18.0	18.0	-	18.0
Net movement in own shares held by ESOP Trusts	-	-	-	-	(33.5)	(148.1)	(181.6)	-	(181.6)
Recognition/remeasurement of financial instruments	-	-	-	(59.0)	-	(0.7)	(59.7)	-	(59.7)
Share purchases - close period commitments	-	-	-	80.0	-	2.9	82.9	-	82.9
Acquisition of subsidiaries[1]	-	-	-	-	-	(18.6)	(18.6)	25.0	6.4
Balance at 31 December 2015	132.9	535.3	-	(9.7)	(719.6)	7,698.5	7,637.4	378.4	8,015.8

1 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from increases in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the unaudited preliminary consolidated financial statements

1.	Basis of accounting

The unaudited preliminary consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.	Accounting policies

The unaudited preliminary consolidated financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standards Board (IASB) and with the accounting policies of the Group which were set out on pages 171 to 178 of the 2015 Annual Report and Accounts.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with all IFRS disclosure requirements. The Company’s 2016 Annual Report and Accounts will be prepared in compliance with IFRS. The unaudited preliminary announcement does not constitute a dissemination of the annual financial report and does not therefore need to meet the dissemination requirements for annual financial reports. A separate dissemination announcement in accordance with Disclosure and Transparency Rules (DTR) 6.3 will be made when the annual report and audited financial statements are available on the Company’s website.

Statutory Information

The financial information included in this preliminary announcement does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2015 have been delivered to the Jersey Registrar and received an unqualified auditors’ report. The statutory accounts for the year ended 31 December 2016 will be finalised on the basis of the financial information presented by the directors in this unaudited preliminary announcement and will be delivered to the Jersey Registrar following the Company’s General Meeting. The audit report for the year ended 31 December 2016 has yet to be signed. The announcement of the preliminary results was approved on behalf of the board of directors on 3 March 2017.

Notes to the unaudited preliminary consolidated financial statements (continued)

3.	Currency conversion

The reporting currency of the Group is pound sterling and the unaudited preliminary consolidated financial statements have been prepared on this basis.

The 2016 unaudited preliminary consolidated income statement is prepared using, among other currencies, average exchange rates of US$1.3547 to the pound (2015: US$1.5288) and €1.2234 to the pound (2015: €1.3782). The unaudited preliminary consolidated balance sheet as at 31 December 2016 has been prepared using the exchange rates on that day of US$1.2345 to the pound (2015: US$1.4734) and €1.1705 to the pound (2015: €1.3559).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited preliminary consolidated income statement, is described in the glossary attached to this appendix.

4.	Operating costs and share of results of associates

£ million	2016	2015
Staff costs	7,784.9	6,652.6
Establishment costs	836.5	726.3
Other operating costs	1,713.3	1,513.4
Total operating costs	10,334.7	8,892.3

Staff costs include:

£ million	2016	2015
Wages and salaries	5,395.6	4,578.4
Cash-based incentive plans	260.2	231.8
Share-based incentive plans	106.5	99.0
Social security costs	658.1	578.4
Pension costs	178.1	160.0
Severance	34.5	24.0
Other staff costs	1,151.9	981.0
	7,784.9	6,652.6
Staff cost to net sales ratio	62.8%	63.2%

Notes to the unaudited preliminary consolidated financial statements (continued)

4.	Operating costs and share of results of associates (continued)

Other operating costs include:

£ million	2016	2015
Amortisation and impairment of acquired intangible assets	168.4	140.1
Goodwill impairment	27.0	15.1
Gains on disposal of investments and subsidiaries	(44.3)	(131.0)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(232.4)	(165.0)
Investment write-downs	86.1	78.7
Restructuring costs	27.4	106.2
IT asset write-downs	-	29.1

The goodwill impairment charge of £27.0 million (2015: £15.1 million) relates to a number of under-performing businesses in the Group, of which £7.0 million (2015: nil) is in relation to associates. In certain markets, the impact of current, local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate impairment to the carrying value of goodwill.

Investment write-downs of £86.1 million (2015: £78.7 million) includes £79.6 million in relation to comScore Inc, which has not released any financial statements in relation to its 2015 or 2016 results due to an internal investigation by their Audit Committee. Following the announcement of this internal investigation, the market value of comScore Inc fell below the Group’s carrying value. Other investment write-downs relate to certain non-core minority investments in the US where forecast financial performance and/or liquidity issues indicate a permanent decline in the recoverability of the Group’s investment.

Gains on disposal of investments and subsidiaries of £44.3 million in 2016 include £26.5 million of gains arising on the sale of the Group’s equity interest in Grass Roots Group.

Gains on disposal of investments and subsidiaries of £131.0 million in 2015 include £43.6 million of gains arising on the sale of certain Kantar internet measurement businesses to comScore Inc in consideration for newly issued equity in the buyer; £29.7 million of gains arising on the sale of the Group’s minority stake in e-Rewards; and £30.6 million of gains arising on the Group’s equity interest in Chime Communications plc following its acquisition by Providence Equity Partners in conjunction with WPP.

Gains on remeasurement of equity interests arising from a change in scope of ownership of £232.4 million in 2016 primarily comprise gains of £260.0 million in relation to the reclassification of the Group’s interest in the Imagina Group in Spain from other investments to interests in associates, resulting from WPP attaining significant influence in the period; and losses of £23.2 million in relation to the merger of most of the Group’s Australian and New Zealand assets with STW Communications Group Limited in Australia. The re-named WPP AUNZ became a listed subsidiary of the Group on 8 April 2016.

Notes to the unaudited preliminary consolidated financial statements (continued)

4.	Operating costs and share of results of associates (continued)

Gains on remeasurement of equity interests arising from a change in scope of ownership in 2015 primarily comprise gains of £131.7 million in relation to the acquisition of a majority stake in IBOPE in Latin America.

In 2016, restructuring costs of £27.4 million predominantly comprise costs resulting from the project to transform and rationalise the Group’s IT services and infrastructure.

In the year ended 31 December 2015, restructuring costs of £106.2 million comprise £69.5 million of costs (including £52.0 million of severance costs) arising from a structural reassessment of certain of the Group’s operations, primarily in the mature markets of Western Europe; and £36.7 million of costs resulting from the project to transform and rationalise the Group’s IT services and infrastructure. In 2015, IT asset write-downs comprise £29.1 million of accelerated depreciation of IT assets in Asia and Europe.

Operating profit includes credits totalling £26.3 million (2015: £31.6 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2015.

Share of results of associates include:

£ million	2016	2015
Share of profit before interest and taxation	97.1	95.2
Share of exceptional losses	(15.2)	(21.8)
Share of interest and non-controlling interests	(4.7)	(1.7)
Share of taxation	(27.4)	(24.7)
	49.8	47.0

Notes to the unaudited preliminary consolidated financial statements (continued)

5.	Finance income, finance costs and revaluation of financial instruments

Finance income includes:

£ million	2016	2015
Income from available for sale investments	12.5	18.9
Interest income	67.9	53.5
	80.4	72.4

Finance costs include:

£ million	2016	2015
Net interest expense on pension plans	6.7	7.3
Interest on other long-term employee benefits	2.7	2.5
Interest payable and similar charges	245.1	214.3
	254.5	224.1

Revaluation of financial instruments include:

£ million	2016	2015
Movements in fair value of treasury instruments	(19.5)	(3.7)
Movements in fair value of other derivatives	-	15.9
Revaluation of put options over non-controlling interests	(17.2)	(11.3)
Revaluation of payments due to vendors (earnout agreements)	(11.6)	(35.6)
	(48.3)	(34.7)

Notes to the unaudited preliminary consolidated financial statements (continued)

6.	Segmental analysis

Reported contributions by operating sector were as follows:

£ million	2016	2015
Revenue
Advertising and Media Investment Management	6,547.3	5,552.8
Data Investment Management	2,661.1	2,425.9
Public Relations & Public Affairs	1,101.3	945.8
Branding & Identity, Healthcare and Specialist Communications	4,079.2	3,310.7
	14,388.9	12,235.2
Net sales
Advertising and Media Investment Management	5,413.5	4,652.0
Data Investment Management	1,994.0	1,768.1
Public Relations & Public Affairs	1,078.8	929.7
Branding & Identity, Healthcare and Specialist Communications	3,911.5	3,174.5
	12,397.8	10,524.3
Headline PBIT[1]
Advertising and Media Investment Management[3]	1,027.2	859.7
Data Investment Management	351.5	286.1
Public Relations & Public Affairs[3]	179.8	145.2
Branding & Identity, Healthcare and Specialist Communications[3]	601.8	483.0
	2,160.3	1,774.0
Net sales margin[2]
Advertising and Media Investment Management[3]	19.0%	18.5%
Data Investment Management	17.6%	16.2%
Public Relations & Public Affairs[3]	16.7%	15.6%
Branding & Identity, Healthcare and Specialist Communications[3]	15.4%	15.2%
	17.4%	16.9%

1 Headline PBIT is defined in note 19.

2 Net sales margin is defined in note 19.

3 Prior year headline PBIT and net sales margins have been restated to reflect a reclassification between sectors of one of the Group’s associates.

Notes to the unaudited preliminary consolidated financial statements (continued)

6.	Segmental analysis (continued)

Reported contributions by geographical area were as follows:

£ million	2016	2015
Revenue
North America[1]	5,280.8	4,491.2
United Kingdom	1,866.3	1,777.4
Western Continental Europe	2,943.2	2,425.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	4,298.6	3,541.0
	14,388.9	12,235.2
Net sales
North America[1]	4,603.7	3,882.3
United Kingdom	1,587.6	1,504.5
Western Continental Europe	2,425.5	2,016.2
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,781.0	3,121.3
	12,397.8	10,524.3
Headline PBIT[2]
North America[1]	895.4	728.2
United Kingdom	261.4	243.1
Western Continental Europe	351.7	277.2
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	651.8	525.5
	2,160.3	1,774.0
Net sales margin[3]
North America[1]	19.4%	18.8%
United Kingdom	16.5%	16.2%
Western Continental Europe	14.5%	13.7%
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	17.2%	16.8%
	17.4%	16.9%

1 North America includes the US with revenue of £5,005.8 million (2015: £4,257.4 million), net sales of £4,365.1 million (2015: £3,674.3 million) and headline PBIT of £849.4 million (2015: £697.3 million).

2 Headline PBIT is defined in note 19.

3 Net sales margin is defined in note 19.

Notes to the unaudited preliminary consolidated financial statements (continued)

7.	Taxation

The headline tax rate was 21.0% (2015: 19.0%). The tax rate on reported PBT was 20.6% (2015: 16.6%). The cash tax rate on headline PBT1 was 20.9% (2015: 18.6%).

The tax charge comprises:

£ million	2016	2015
Corporation tax
Current year	569.4	403.0
Prior years	(80.3)	(108.4)
	489.1	294.6
Deferred tax
Current year	(88.0)	(35.8)
Prior years	(12.2)	(11.3)
	(100.2)	(47.1)
Tax charge	388.9	247.5
The calculation of the headline tax rate is as follows:
£ million	2016	2015
Headline PBT[1]	1,986.2	1,622.3
Tax charge	388.9	247.5
Tax charge relating to gains on disposal of investments and subsidiaries	(1.1)	(1.1)
Deferred tax impact of the amortisation of acquired intangible assets and other goodwill items	29.2	35.4
Tax (charge)/credit relating to restructuring costs	(3.0)	26.5
Deferred tax relating to gains on disposal of investments and subsidiaries	3.2	-
Headline tax charge	417.2	308.3
Headline tax rate	21.0%	19.0%

8.	Ordinary dividends

The Board has recommended a final dividend of 37.05p (2015: 28.78p) per ordinary share in addition to the interim dividend of 19.55p (2015: 15.91p) per share. This makes a total for the year of 56.60p (2015: 44.69p). Payment of the final dividend of 37.05p per ordinary share will be made on 3 July 2017 to holders of ordinary shares in the Company on 9 June 2017.

1 Headline PBT is defined in note 19.

Notes to the unaudited preliminary consolidated financial statements (continued)

9.	Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

	2016		2015		+/(-)%	Constant Currency +/(-)%
Reported earnings[1] (£ million)	1,400.1		1,160.2
Headline earnings (£ million) (note 19)	1,467.5		1,229.1
Average shares used in basic EPS calculation (million)	1,277.8		1,288.5
Reported EPS	109.6	p	90.0	p	21.8	8.0
Headline EPS	114.8	p	95.4	p	20.3	7.2
Diluted EPS The calculation of diluted reported and headline EPS is as follows:
	2016		2015		+/(-)%	Constant Currency +/(-)%
Diluted reported earnings (£ million)	1,400.1		1,160.2
Diluted headline earnings (£ million)	1,467.5		1,229.1
Average shares used in diluted EPS calculation (million)	1,296.0		1,313.0
Diluted reported EPS	108.0	p	88.4	p	22.2	8.5
Diluted headline EPS	113.2	p	93.6	p	20.9	7.7

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	2016	2015
Average shares used in basic EPS calculation	1,277.8	1,288.5
Dilutive share options outstanding	2.4	3.5
Other potentially issuable shares	15.8	21.0
Shares used in diluted EPS calculation	1,296.0	1,313.0

At 31 December 2016 there were 1,331,880,730 (2015: 1,329,366,024) ordinary shares in issue.

1 Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

Notes to the unaudited preliminary consolidated financial statements (continued)

10.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 21:

Net cash inflow from operating activities:

£ million	2016	2015
Profit for the year	1,501.6	1,245.1
Taxation	388.9	247.5
Revaluation of financial instruments	48.3	34.7
Finance costs	254.5	224.1
Finance income	(80.4)	(72.4)
Share of results of associates	(49.8)	(47.0)
Operating profit	2,063.1	1,632.0
Adjustments for:
Non-cash share-based incentive plans (including share options)	106.5	99.0
Depreciation of property, plant and equipment	220.8	194.7
Goodwill impairment	27.0	15.1
Amortisation and impairment of acquired intangible assets	168.4	140.1
Amortisation of other intangible assets	38.6	33.7
Investment write-downs	86.1	78.7
Gains on disposal of investments and subsidiaries	(44.3)	(131.0)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(232.4)	(165.0)
Losses on sale of property, plant and equipment	0.8	1.1
Operating cash flow before movements in working capital and provisions	2,434.6	1,898.4
Movements in trade working capital	118.3	(161.6)
Movements in other receivables, payables and provisions	(269.6)	(2.5)
Cash generated by operations	2,283.3	1,734.3
Corporation and overseas tax paid	(414.2)	(301.2)
Interest and similar charges paid	(242.1)	(212.0)
Interest received	73.9	61.3
Investment income	12.5	4.9
Dividends from associates	60.4	72.6
	1,773.8	1,359.9

Notes to the unaudited preliminary consolidated financial statements (continued)

10.	Analysis of cash flows (continued)

Acquisitions and disposals:

£ million	2016	2015
Initial cash consideration	(424.1)	(463.5)
Cash and cash equivalents acquired (net)	57.3	57.7
Earnout payments	(92.3)	(43.9)
Purchase of other investments (including associates)	(260.2)	(283.2)
Proceeds on disposal of investments	80.5	63.4
Acquisitions and disposals	(638.8)	(669.5)
Cash consideration for non-controlling interests	(58.3)	(23.6)
Net acquisition payments and investments	(697.1)	(693.1)
Share repurchases and buybacks:
£ million	2016	2015
Purchase of own shares by ESOP Trusts	(152.9)	(181.6)
Shares purchased into treasury	(274.5)	(406.0)
	(427.4)	(587.6)
Net (decrease)/increase in borrowings:
£ million	2016	2015
(Decrease)/increase in drawings on bank loans	(30.4)	128.9
Proceeds from issue of £400 million bonds	400.0	-
Repayment of €498 million bonds	(392.1)	-
Proceeds from issues of €600 million bonds	-	858.7
Repayment of €500 million bonds	-	(481.9)
Premium on exchange of €252 million bonds	-	(13.7)
	(22.5)	492.0
Cash and cash equivalents:
£ million	2016	2015
Cash at bank and in hand	2,256.2	2,227.8
Short-term bank deposits	180.7	154.6
Overdrafts[1]	(534.3)	(435.8)
	1,902.6	1,946.6

1 Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

Notes to the unaudited preliminary consolidated financial statements (continued)

11.	Net debt

£ million	2016	2015
Cash and short-term deposits	2,436.9	2,382.4
Bank overdrafts and loans due within one year	(1,002.5)	(932.0)
Bonds and bank loans due after one year	(5,564.9)	(4,661.2)
	(4,130.5)	(3,210.8)

The Group estimates that the fair value of corporate bonds is £6,101.4 million at 31 December 2016 (2015: £5,207.4 million). The Group considers that the carrying amount of bank loans approximates their fair value.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the carrying value:

£ million	2016	2015
Within one year	(582.9)	(541.7)
Between one and two years	(389.5)	(548.2)
Between two and three years	(686.3)	(325.4)
Between three and four years	(369.1)	(581.6)
Between four and five years	(812.9)	(335.0)
Over five years	(5,144.8)	(4,459.5)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(7,985.5)	(6,791.4)
Short-term overdrafts – within one year	(534.3)	(435.8)
Future anticipated cash flows	(8,519.8)	(7,227.2)
Effect of discounting/financing rates	1,952.4	1,634.0
Debt financing	(6,567.4)	(5,593.2)
Cash and short-term deposits	2,436.9	2,382.4
Net debt	(4,130.5)	(3,210.8)

Notes to the unaudited preliminary consolidated financial statements (continued)

12.	Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings increased by £2,543.7 million (2015: £691.2 million) in the year. This movement primarily relates to the effect of currency translation and also includes both goodwill arising on acquisitions completed in the year and adjustments to goodwill relating to acquisitions completed in prior years, net of impairment charges.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed during the year or between 31 December 2016 and the date these preliminary consolidated financial statements were approved.

13.	Other intangible assets

The following are included in other intangibles:

£ million	2016	2015
Brands with an indefinite useful life	1,141.3	968.1
Acquired intangibles	972.5	667.6
Other (including capitalised computer software)	103.5	79.7
	2,217.3	1,715.4

14.	Trade and other receivables

Amounts falling due within one year:

£ million	2016	2015
Trade receivables	8,054.2	6,799.4
VAT and sales taxes recoverable	157.2	154.9
Prepayments	310.0	235.0
Accrued income	3,353.8	2,853.8
Fair value of derivatives	14.7	4.6
Other debtors	484.6	447.7
	12,374.5	10,495.4

Amounts falling due after more than one year:

£ million	2016	2015
Prepayments	3.7	1.5
Accrued income	9.5	5.8
Fair value of derivatives	8.3	39.7
Other debtors	183.4	131.7
	204.9	178.7

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

Notes to the unaudited preliminary consolidated financial statements (continued)

15.	Trade and other payables: amounts falling due within one year

£ million	2016	2015
Trade payables	10,308.3	8,538.3
Deferred income	1,312.7	1,081.0
Payments due to vendors (earnout agreements)	277.5	126.0
Liabilities in respect of put option agreements with vendors	51.0	51.1
Fair value of derivatives	4.1	0.7
Other creditors and accruals	3,056.8	2,887.9
	15,010.4	12,685.0

The Group considers that the carrying amount of trade and other payables approximates their fair value.

16.	Trade and other payables: amounts falling due after more than one year

£ million	2016	2015
Payments due to vendors (earnout agreements)	699.0	455.3
Liabilities in respect of put option agreements with vendors	246.0	183.3
Fair value of derivatives	1.8	2.3
Other creditors and accruals	327.0	250.6
	1,273.8	891.5

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout related obligations:

£ million	2016	2015
Within one year	277.5	126.0
Between 1 and 2 years	220.1	104.9
Between 2 and 3 years	170.2	105.1
Between 3 and 4 years	176.6	110.9
Between 4 and 5 years	122.4	122.5
Over 5 years	9.7	11.9
	976.5	581.3

The Group’s approach to payments due to vendors is outlined in note 21.

The following table sets out the movements of deferred and earnout related obligations during the year:

£ million	2016	2015
At the beginning of the year	581.3	311.4
Earnouts paid	(92.3)	(43.9)
New acquisitions	359.5	262.2
Revision of estimates taken to goodwill	28.4	19.9
Revaluation of payments due to vendors (note 5)	11.6	35.6
Exchange adjustments	88.0	(3.9)
At the end of the year	976.5	581.3

The Group does not consider there to be any material contingent liabilities as at 31 December 2016.

Notes to the unaudited preliminary consolidated financial statements (continued)

17.	Issued share capital – movement in the year

Number of equity ordinary shares (million)	2016	2015
At the beginning of the year	1,329.4	1,325.7
Exercise of share options	2.5	3.7
At the end of the year	1,331.9	1,329.4

18.	Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for either year presented.

19.	Non-GAAP measures of performance

Management includes non-GAAP measures as they consider these measures to be both useful and necessary. They are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

Reconciliation of profit before interest and taxation to headline PBIT for the year ended 31 December 2016:

£ million	2016	2015
Profit before interest and taxation	2,112.9	1,679.0
Amortisation and impairment of acquired intangible assets	168.4	140.1
Goodwill impairment	27.0	15.1
Gains on disposal of investments and subsidiaries	(44.3)	(131.0)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(232.4)	(165.0)
Investment write-downs	86.1	78.7
Restructuring costs	27.4	106.2
IT asset write-downs	-	29.1
Share of exceptional losses of associates	15.2	21.8
Headline PBIT	2,160.3	1,774.0

Finance income	80.4	72.4
Finance costs	(254.5)	(224.1)
	(174.1)	(151.7)
Interest cover on headline PBIT	12.4 times	11.7 times

Calculation of headline EBITDA:

£ million	2016	2015
Headline PBIT (as above)	2,160.3	1,774.0
Depreciation of property, plant and equipment	220.8	194.7
Amortisation of other intangible assets	38.6	33.7
Headline EBITDA	2,419.7	2,002.4

Notes to the unaudited preliminary consolidated financial statements (continued)

19.	Non-GAAP measures of performance (continued)

Net sales margin before and after share of results of associates:

£ million	Margin	2016	Margin	2015
Net sales		12,397.8		10,524.3
Headline PBIT	17.4%	2,160.3	16.9%	1,774.0
Share of results of associates (excluding exceptional gains/losses)		65.0		68.8
Headline PBIT excluding share of results of associates	16.9%	2,095.3	16.2%	1,705.2

Reconciliation of profit before taxation to headline PBT and headline earnings for the year ended 31 December 2016:

£ million	2016	2015
Profit before taxation	1,890.5	1,492.6
Amortisation and impairment of acquired intangible assets	168.4	140.1
Goodwill impairment	27.0	15.1
Gains on disposal of investments and subsidiaries	(44.3)	(131.0)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(232.4)	(165.0)
Investment write-downs	86.1	78.7
Restructuring costs	27.4	106.2
IT asset write-downs	-	29.1
Share of exceptional losses of associates	15.2	21.8
Revaluation of financial instruments	48.3	34.7
Headline PBT	1,986.2	1,622.3
Headline tax charge (note 7)	(417.2)	(308.3)
Non-controlling interests	(101.5)	(84.9)
Headline earnings	1,467.5	1,229.1
Ordinary dividends	616.5	545.8
Dividend cover on headline earnings	2.4 times	2.3 times

Reconciliation of free cash flow for the year ended 31 December 2016:

£ million	2016	2015
Cash generated by operations (note 10)	2,283.3	1,734.3
Plus:
Interest received	73.9	61.3
Investment income	12.5	4.9
Dividends from associates	60.4	72.6
Share option proceeds	27.2	27.6
Proceeds on disposal of property, plant and equipment	7.7	13.4
Movements in other receivables, payables and provisions	269.6	2.5
Less:
Movements in trade working capital	(118.3)	161.6
Interest and similar charges paid	(242.1)	(212.0)
Purchase of property, plant and equipment	(252.1)	(210.3)
Purchase of other intangible assets (including capitalised computer software)	(33.0)	(36.1)
Corporation and overseas tax paid	(414.2)	(301.2)
Dividends paid to non-controlling interests in subsidiary undertakings	(89.6)	(55.2)
Free cash flow	1,585.3	1,263.4

Notes to the unaudited preliminary consolidated financial statements (continued)

20.	Going concern and liquidity risk

In considering going concern and liquidity risk, the directors have reviewed the Group’s future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 31 December 2016, the Group has access to £8.2 billion of committed facilities with maturity dates spread over the years 2017 to 2046 as illustrated below:

£ million
		2017	2018	2019	2020	2021+
£ bonds £400m (2.875% ‘46)	400.0					400.0
US bond $500m (5.625% ‘43)	405.0					405.0
US bond $300m (5.125% ’42)	243.0					243.0
Eurobonds €600m (1.625% ’30)	512.6					512.6
Eurobonds €750m (2.25%,’26)	640.8					640.8
US bond $750m (3.75%,’24)	607.5					607.5
Eurobonds €750m (3.0% ’23)	640.8					640.8
US bond $500m (3.625% ’22)	405.0					405.0
US bond $812m (4.75% ’21)	658.0					658.0
Bank revolver ($2,500m)	2,025.1					2,025.1
£ bonds £200m (6.375% ’20)	200.0				200.0
Eurobonds €600m (0.75% ’19)	512.6			512.6
Bank revolver (A$520m)	304.0			304.0
Eurobonds €252m (0.43% ’18)	215.3		215.3
£ bonds £400m (6.0% ’17)	400.0	400.0
Total committed facilities available	8,169.7	400.0	215.3	816.6	200.0	6,537.8
Drawn down facilities at 31 December 2016	6,047.4	400.0	215.3	719.4	200.0	4,512.7
Undrawn committed credit facilities	2,122.3
Drawn down facilities at 31 December 2016	6,047.4
Net cash at 31 December 2016	(1,902.6)
Other adjustments	(14.3)
Net debt at 31 December 2016	4,130.5

Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing financial market risks, in particular risks from movements in interest and foreign exchange rates.

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2015 Annual Report and Accounts and in the opinion of the Board remain relevant at 31 December 2016.

Notes to the unaudited preliminary consolidated financial statements (continued)

21.	Financial instruments

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable, or based on observable inputs:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

£ million	Level 1	Level 2	Level 3
Derivatives in designated hedge relationships
Derivative assets	-	20.0	-
Derivative liabilities	-	(3.0)	-
Held for trading
Derivative assets	-	3.0	-
Derivative liabilities	-	(2.9)	-
Payments due to vendors (earnout agreements) (note 16)	-	-	(976.5)
Liabilities in respect of put options	-	-	(297.0)
Available for sale
Other investments	429.3	-	881.0

Notes to the unaudited preliminary consolidated financial statements (continued)

21.	Financial instruments (continued)

Reconciliation of level 3 fair value measurements1:

£ million	Liabilities in respect of put options	Other investments
1 January 2016	(234.4)	847.3
Losses recognised in the income statement	(17.2)	(1.6)
Losses recognised in other comprehensive income	-	(105.6)
Additions	(42.9)	105.7
Disposals	-	(3.4)
Reclassification from other investments to interests in associates	-	(74.3)
Settlements	44.9	-
Exchange adjustments	(47.4)	112.9
31 December 2016	(297.0)	881.0

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IAS 39. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with directors’ estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 31 December 2016, the weighted average growth rate in estimating future financial performance was 25.0%, which reflects the prevalence of recent acquisitions in the faster growing markets and new media sectors. The risk adjusted discount rate applied to these obligations at 31 December 2016 was 1.5%.

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £13.4 million and £17.9 million, respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £16.0 million and £16.4 million, respectively. An increase in the liability would result in a loss in the revaluation of financial instruments (note 5), while a decrease would result in a gain.

Other investments

The fair value of other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate. The sensitivity to changes in unobservable inputs is specific to each individual investment.

1 Payments due to vendors (earnout agreements) are reconciled in note 16.

Notes to the unaudited preliminary consolidated financial statements (continued)

22.	Principal risks and uncertainties

The Board has carried out a robust assessment of the principal risks and uncertainties affecting the Group for the year ended 31 December 2016 and these are updated and summarised below:

Clients

∎

The Group competes for clients in a highly competitive industry and client loss or consolidation may have a material adverse effect on the Group’s market share and its business, revenues, results of operations, financial condition or prospects.

∎

The Group receives a significant portion of its revenues from a limited number of large clients and the loss of these clients could have a material adverse effect on the Group’s prospects, business, financial condition and results of operations.

Data Security

∎	Existing and proposed data protection laws may restrict the Group’s activities and increase our costs.
∎

The Group is carrying out an IT transformation project and will rely on third parties for the performance of a significant part of its information technology and operational functions. A failure to provide these functions could have an adverse effect on the Group’s business.

∎

The Group stores, transmits and relies on critical and sensitive data. Security of this type of data is exposed to escalating external threats that are increasing in sophistication, as well as internal breaches.

Financial

∎	The Group is subject to credit risk through the default of a client or other counterparty.

Operational

∎	The Group’s performance could be adversely impacted if it failed to ensure adequate internal control procedures are in place in relation to the Group’s increased media trading.

People and Succession

∎

The Group’s performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles at the parent and operating companies.

Regulatory, Sanctions, Anti-Trust and Taxation

∎	The Group may be subject to regulations restricting its activities or effecting changes in taxation.
∎	The Group is subject to anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which it operates.
∎

Civil liabilities or judgements against the Company or its directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.

∎

The Group is subject to laws of the United States, EU and other jurisdictions regulating and imposing sanctions on the supply of services to certain countries. Failure to comply with these laws could expose the Group to civil and criminal penalties.

Appendix 2: Preliminary results for the year ended 31 December 2016 in reportable US Dollars1

Unaudited illustrative preliminary consolidated income statement for the year ended 31 December 2016

$ million	2016	2015	+/(-)%
Billings	74,439.6	72,766.7	2.3

Revenue	19,379.3	18,693.2	3.7
Direct costs	(2,688.6)	(2,614.3)	(2.8)
Net sales	16,690.7	16,078.9	3.8
Operating costs	(13,989.6)	(13,585.1)	(3.0)
Operating profit	2,701.1	2,493.8	8.3
Share of results of associates	65.3	71.2	(8.3)
Profit before interest and taxation	2,766.4	2,565.0	7.9
Finance income	109.6	110.9	(1.2)
Finance costs	(344.1)	(342.6)	(0.4)
Revaluation of financial instruments	(71.4)	(53.2)	-
Profit before taxation	2,460.5	2,280.1	7.9
Taxation	(516.7)	(378.4)	(36.5)
Profit for the year	1,943.8	1,901.7	2.2

Attributable to:
Equity holders of the parent	1,808.7	1,771.6	2.1
Non-controlling interests	135.1	130.1	(3.8)
	1,943.8	1,901.7	2.2

Headline PBIT	2,864.6	2,704.3	5.9
Net sales margin	17.2%	16.8%	0.4 [2]
Headline PBT	2,630.1	2,472.6	6.4

Reported earnings per share[3]
Basic earnings per ordinary share	141.5 ¢	137.5 ¢	2.9
Diluted earnings per ordinary share	139.6 ¢	134.9 ¢	3.5

Headline earnings per share[3]
Basic earnings per ordinary share	151.6 ¢	145.2 ¢	4.4
Diluted earnings per ordinary share	149.5 ¢	142.5 ¢	4.9

1 The unaudited consolidated income statement above is presented in reportable US Dollars for information purposes only and has been prepared assuming the US Dollar is the reporting currency of the Group, whereby local currency results are translated into US Dollars at actual monthly average exchange rates in the years presented. Among other currencies, this includes an average exchange rate of US$1.3547 to the pound for the year ended 31 December 2016 (2015: US$1.5288).

2 Margin points.

3 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Appendix 3: Preliminary results for the year ended 31 December 2016 in reportable Euros1

Unaudited illustrative preliminary consolidated income statement for the year ended 31 December 2016

€ million	2016	2015	+/(-)%
Billings	67,305.1	65,677.2	2.5

Revenue	17,527.2	16,873.7	3.9
Direct costs	(2,429.2)	(2,360.9)	(2.9)
Net sales	15,098.0	14,512.8	4.0
Operating costs	(12,627.2)	(12,253.5)	(3.0)
Operating profit	2,470.8	2,259.3	9.4
Share of results of associates	60.1	64.3	(6.5)
Profit before interest and taxation	2,530.9	2,323.6	8.9
Finance income	99.5	99.5	-
Finance costs	(311.4)	(308.5)	(0.9)
Revaluation of financial instruments	(62.2)	(48.0)	-
Profit before taxation	2,256.8	2,066.6	9.2
Taxation	(469.9)	(341.8)	(37.5)
Profit for the year	1,786.9	1,724.8	3.6

Attributable to:
Equity holders of the parent	1,665.0	1,607.1	3.6
Non-controlling interests	121.9	117.7	(3.6)
	1,786.9	1,724.8	3.6

Headline PBIT	2,604.2	2,452.8	6.2
Net sales margin	17.2%	16.9%	0.3 [2]
Headline PBT	2,392.3	2,243.8	6.6

Reported earnings per share[3]
Basic earnings per ordinary share	130.3 ¢	124.7 ¢	4.5
Diluted earnings per ordinary share	128.5 ¢	122.4 ¢	5.0

Headline earnings per share[3]
Basic earnings per ordinary share	138.1 ¢	132.0 ¢	4.6
Diluted earnings per ordinary share	136.1 ¢	129.5 ¢	5.1

1 The unaudited consolidated income statement above is presented in reportable Euros for information purposes only and has been prepared assuming the Euro is the reporting currency of the Group, whereby local currency results are translated into Euros at actual monthly average exchange rates in the years presented. Among other currencies, this includes an average exchange rate of €1.2234 to the pound for the year ended 31 December 2016 (2015: €1.3782).

2 Margin points

3 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Appendix 4: Preliminary results for the year ended 31 December 2016 in reportable Japanese Yen1

Unaudited illustrative preliminary consolidated income statement for the year ended 31 December 2016

¥ billion	2016	2015	+/(-)%
Billings	8,090.4	8,810.5	(8.2)

Revenue	2,106.7	2,264.1	(7.0)
Direct costs	(292.2)	(316.8)	7.8
Net sales	1,814.5	1,947.3	(6.8)
Operating costs	(1,518.4)	(1,644.2)	7.7
Operating profit	296.1	303.1	(2.3)
Share of results of associates	7.3	8.6	(15.1)
Profit before interest and taxation	303.4	311.7	(2.7)
Finance income	12.2	13.3	(8.3)
Finance costs	(37.8)	(41.4)	8.7
Revaluation of financial instruments	(7.1)	(6.5)	-
Profit before taxation	270.7	277.1	(2.3)
Taxation	(56.2)	(46.0)	(22.2)
Profit for the year	214.5	231.1	(7.2)

Attributable to:
Equity holders of the parent	200.0	215.3	(7.1)
Non-controlling interests	14.5	15.8	8.2
	214.5	231.1	(7.2)

Headline PBIT	311.6	328.3	(5.1)
Net sales margin	17.2%	16.9%	0.3 [2]
Headline PBT	286.0	300.2	(4.7)

Reported earnings per share[3]
Basic earnings per ordinary share	¥156.5	¥167.1	(6.3)
Diluted earnings per ordinary share	¥154.3	¥164.0	(5.9)

Headline earnings per share[3]
Basic earnings per ordinary share	¥164.9	¥176.3	(6.5)
Diluted earnings per ordinary share	¥162.6	¥173.0	(6.0)

1 The unaudited consolidated income statement above is presented in reportable Japanese Yen for information purposes only and has been prepared assuming the Japanese Yen is the reporting currency of the Group, whereby local currency results are translated into Japanese Yen at actual monthly average exchange rates in the years presented. Among other currencies, this includes an average exchange rate of ¥147.3525 to the pound for the year ended 31 December 2016 (2015: ¥185.1067).

2 Margin points

3 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Glossary and Basis of Preparation

Average net debt

Average net debt is calculated as the average daily net bank borrowings of the Group. Net debt at a year end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Billings and estimated net new billings

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2016 exchange rates to local currency reported results for the current and prior year. This gives a US dollar – denominated income statement which excludes any variances attributable to foreign exchange rate movements.

Free cash flow

Free cash flow is calculated as headline operating profit before non-cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets.

Net sales/Net sales margin

Net sales are revenue less direct costs. Net sales margin is calculated as headline PBIT (defined below) as a percentage of net sales. The Group has previously used the terms gross margin and gross profit to refer to net sales.

Headline earnings

Headline PBT less headline tax charge and non-controlling interests.

Headline operating profit/Headline PBIT

Profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, IT asset write-downs, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline PBT

Profit before taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, IT asset write-downs, share of exceptional gains/losses of associates, gains/losses arising from the revaluation of financial instruments, and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline tax charge

Taxation excluding tax charge/deferred tax relating to gains on disposal of investments and subsidiaries, deferred tax impact of the amortisation of acquired intangible assets and other goodwill items and tax charge/credit relating to restructuring costs.

Operating margin

Headline operating profit as a percentage of net sales.

Pro forma (‘like-for-like’)

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate year in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.